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                                                                     EXHIBIT 3.1
                   Amendment to Certificate of Incorporation

                                   Article V

                                   Directors

     A. The number of directors of the Company shall be fixed from time to time pursuant to the by-laws of the Company. Elections of directors need not be by written ballot except and to the extent provided in the by-laws of the Company.

     B. A director of the Company shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this Article V shall adversely affect any right or protection of a director that exists at the time of such amendment, modification or repeal.


                                  Article VI

                                    By-Laws

     The board of directors of the Company is expressly authorized to adopt, amend or repeal by-laws of the Company.


                                  Article VII

                            Action by Shareholders

     Any action required or permitted to be taken by the holders of any class or series of stock of the Company, including but not limited to the election of directors, may be taken by written consent or consents but only if such consent or consents are signed by all holders of the class or series of stock entitled to vote on such action.